Exhibit 99.4

Sanofi and Boehringer Ingelheim have reached definitive agreements to swap Sanofi’s Animal Health and Boehringer Ingelheim’s Consumer Healthcare businesses

- Both companies expected to become global leaders in two different sectors of the pharmaceutical market1 -

Paris (France) and Ingelheim (Germany) - 27 June 2016 - Sanofi and Boehringer Ingelheim announced today the signing of contracts to secure the strategic transaction initiated in December 2015 which consists of an exchange of Sanofi’s animal health business (“Merial”) and Boehringer Ingelheim’s consumer healthcare (CHC) business. This step marks a major milestone before closing of the transaction which is expected by year-end 2016 and remains subject to approval by all regulatory authorities in different territories. The integration of Boehringer Ingelheim’s Consumer Healthcare (CHC) business into Sanofi and Merial into Boehringer Ingelheim would start after closing.

Upon closing this transaction will be a significant business swap in the pharmaceutical sector and an important event in the history of both companies.

Prof Dr Andreas Barner, Chairman of the Board of Boehringer Ingelheim, said: “This is a win for Boehringer Ingelheim and Sanofi alike. Moreover, it is one of the most significant steps in our corporate history. It demonstrates the consistent orientation of our business towards innovation-driven sectors. As a research based pharmaceutical company, we will substantially enhance our position in the future market for Animal Health and will prospectively be one of the largest global players in this segment. The similarity in culture and approaches of BI and Sanofi will ensure that the businesses acquired by the other partner will develop well in the future.”

Olivier Brandicourt, M.D., Chief Executive Officer, Sanofi, said: “In signing these contracts, we are meeting one of the key strategic goals of our roadmap 2020, namely to become a leader in consumer healthcare and a leading diversified global human healthcare company. This business swap will bring a complementary portfolio to our consumer healthcare activity with highly recognized brands, allowing for mid and long term value creation, and enhancement of our market penetration in some major countries.”

The strategic swap lays the foundation for both companies to reach size and scale in two highly attractive pharmaceutical activities. Upon successful completion, Boehringer Ingelheim’s CHC business - with an enterprise value of €6.7 bn - would be transferred to Sanofi and Sanofi’s Merial - with an enterprise value of €11.4 bn - would be transferred to Boehringer Ingelheim. The transaction includes a cash payment to Sanofi of €4.7 bn to reflect the difference in value of the two businesses. Taking into account the expected contribution from the acquired CHC business, progressive implementation of synergies and the use of part of the net proceeds to buy shares back, Sanofi expects the overall transaction to be Business EPS neutral in 2017 and accretive afterwards.

[1]	subject to regulatory clearances

Combining Merial and Boehringer Ingelheim’s complementary portfolios and technology platforms in anti-parasitics, vaccines and pharmaceutical specialties would put the combined company into a more competitive position in the key growth segments of the industry and bring more value and innovation to customers globally. The Boehringer Ingelheim Animal Health business would more than double its sales to approx. €3.8 bn based upon 2015 global sales.

With this transaction, Sanofi would integrate Boehringer Ingelheim’s CHC business in all countries except China. Joint CHC sales would amount to approx. €4.9 bn2 based upon 2015 global sales. Thanks to the addition of a highly complementary product and brand portfolio, Sanofi would enhance its position in several of its strategic categories – Pain Care, Allergy Solutions, Cough & Cold Care, Feminine Care, Digestive Health and Vitamins, Minerals and Supplements.

Hubertus von Baumbach, designated Chairman of the Board of Boehringer Ingelheim, stated: “We know as well as Sanofi does that it is due to our employees, their commitment and their excellent performance that this business exchange is attractive for both sides. Therefore, Boehringer Ingelheim and Sanofi are committed to drive these businesses successfully and sustainably in the future.”

The signing was preceded by six months of constructive and successful negotiations which went according to plan. Both companies have reviewed and discussed the details of the transaction. This included the exact scope of the business swap as well as ensuring compliance with regulatory requirements. In the past months, Boehringer Ingelheim and Sanofi also closely consulted with the relevant social bodies in France and Germany as well as with the appropriate regulatory authorities to lay the groundwork for the realization of the business swap. In accordance with their commitment at the beginning of the negotiations, the companies agreed that Lyon (France) and Toulouse (France) would be key operational centers of Boehringer Ingelheim’s Animal Health business, including business operations, R&D and manufacturing facilities in Lyon and the production site in Toulouse. As the U.S. market is an important part of Merial’s business, Boehringer Ingelheim would pay particular attention to sustain the momentum of the U.S. operations. Germany would be a key center of Sanofi’s CHC business, including in particular gastro-intestinal and cough & cold categories that will benefit from the strong capabilities of current Boehringer Ingelheim teams.

***

[2]	Excluding Venezuela.

Sanofi will host an IR Conference Call for the financial community following the signing of contracts with Boehringer Ingelheim to swap Sanofi’s Animal Health and Boehringer Ingelheim’s Consumer Healthcare businesses, as announced this morning.

The call/webcast will take place on Monday 27th June at:

14:30 PM Paris CET

13:30 PM London BST

08:30 AM New York ET

The conference call will include a presentation followed by a Q&A session. It will be accessible through audio webcast via this link:

http://78449.choruscall.com/dataconf/productusers/sanofiIR/mediaframe/15811/indexr.html

And via the following numbers:

France	+33 (0) 1 70 91 87 06
UK	+44 (0) 203 059 5862
Switzerland	+41 (0) 58 310 5000
USA	+1 (1) 631 570 5613

AUDIO REPLAY

An audio replay of the call will be available through the numbers below. The replay will be available approximately 2 hours after the end of the call

Europe	+41 (0) 91 612 4330
UK	+44 (0) 207 108 6233
USA	+1 (1) 631 982 4566

REPLAY CODE 18934#

Boehringer Ingelheim’s CHC activities

Boehringer Ingelheim Consumer Healthcare is the 8th largest Consumer Healthcare business in the world. Sales of Boehringer Ingelheim’s CHC business were €1.51 bn in 2015, contributing 10 per cent to Boehringer Ingelheim’s net sales. It aims to create and drive inspiring and sustainable solutions that will efficiently develop compelling and true global brands for consumers.

The leading brands of Boehringer Ingelheim’s CHC business are the antispasmodic Buscopan® (2015 sales of €223 million; mainly sold in Europe and Emerging Markets), the laxative Dulcolax® (2015 sales of €225 million; sold in more than 40 countries with a strong presence in the U.S.), the multivitamins Pharmaton® (2015 sales of €140 million, with majority of sales in Emerging Markets), the cough treatments Mucosolvan® (2015 sales of €168 million, mainly in Germany and Russia) and Bisolvon® (2015 sales of €96 million with a worldwide presence with largest countries being Spain and Italy) and the sore throat treatment Mucoangin®/Lysopaïne® (2015 sales of €54 million).

Sanofi’s CHC activities

Sales of Sanofi CHC business were €3.4 bn in 2015. The leading brands of Sanofi’s CHC business are the allergy products Allegra® (2015 sales of €424 million) and Nasacort® (2015 sales of €122 million), the pain killers Doliprane® (2015 sales of €303 million), No-Spa® (2015 sales of €88 million) and Dorflex® (2015 sales of €81million), the digestive products Essentiale® (2015 sales of €196 million), Enterogermina® (2015 sales of €161 million) and Maalox® (2015 sales of €97 million), the feminine care product Lactacyd® (2015 sales of €114 million) and the vitamins, minerals and supplements Magné B6® (2015 sales of €103 million). In 2015, 48.1% of CHC sales were generated in emerging markets, 26.2% in the U.S. and 18.6% in Western Europe.

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products that focus on disease prevention and overall health and wellness in animals, Merial has three main business areas: pets, farm animals, and veterinary public health, and its health solutions target more than 200 diseases and conditions across a variety of species. Merial employs 6,900 people and operates in more than 150 countries worldwide with over €2.5 billion of sales in 2015. Merial is a Sanofi company. For more information, please see www.merial.com; @Merial

The main Merial brands in the field of pet health include Frontline®, Heartgard®, NexGard®, Broadline® and Purevax®; and in farm animals Vaxxitek®, Eprinex®, Ivomec®, Longrange®, Circovac® and GastroGard®. As part of our commitment to innovation and excellence, Merial has a global footprint with 13 R&D centers and 15 production sites.

About Boehringer Ingelheim Animal Health

Boehringer Ingelheim Animal Health is the 6th largest animal health business in the world and is committed to providing leading innovative solutions to prevent, treat and cure animal diseases. With 3,800 employees worldwide, Boehringer Ingelheim Animal Health achieved net sales of about € 1.36 billion in 2015, representing 9% of the corporation’s revenue base. Main brands of Boehringer Ingelheim’s Animal Health portfolio are Ingelvac Circoflex® (2015 sales of € 281 million), Metacam® (2015 sales of € 101 million), Ingelvac® PRRS (2015 sales of € 99 million) and Duramune® (2015 sales of € 88 million).

The Boehringer Ingelheim Animal Health Business is global leader in swine vaccines and holds attractive positions in companion animal and cattle vaccines as well as in pharmaceutical specialties for animal use. The company researches and develops therapeutic solutions for animals in the US, Germany, China, Mexico and Japan. In its research-driven Animal Health business, Boehringer Ingelheim continually invests around 12% of net sales of the Animal Health business in R&D.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Boehringer Ingelheim

Boehringer Ingelheim is one of the world’s 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, Boehringer Ingelheim operates globally through 145 affiliates and a total of some 47,500 employees. The focus of the family-owned company, founded in 1885, is on researching, developing, manufacturing and marketing new medications of high therapeutic value for human and veterinary medicine.

Social responsibility is an important element of the corporate culture at Boehringer Ingelheim. This includes worldwide involvement in social projects through, for example, the initiative “Making More Health” while also caring for employees. Respect, equal opportunity and reconciling career and family form the foundation of mutual cooperation. The company also focuses on environmental protection and sustainability in everything it does.

In 2015, Boehringer Ingelheim achieved net sales of about 14.8 billion euros. R&D expenditure corresponds to 20.3 per cent of net sales.

For more information please visit www.boehringer-ingelheim.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts Sanofi:

Media Relations Coralie Savin Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Contact Boehringer Ingelheim:

Media Relations Dr Ralph Warsinsky Tel: + 49 6132 77 7051 Mobile: +49 178 290 8561 press@boehringer-ingelheim.com